UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2021

NEW BEGINNINGS ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-248944	85-2642786
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

800 1st Street, Unit 1

Miami Beach, FL 33139

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (917) 592-7979

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one redeemable warrant	NBA.U	NYSE American
Common stock, par value $0.0001 per share	NBA	NYSE American
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	NBA WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On March 8, 2021, New Beginnings Acquisition Corp., a Delaware corporation (“Parent”), and Airspan Networks Inc., a Delaware corporation (the “Company”), jointly issued a press release announcing the execution of a business combination agreement (the “Agreement”) among Parent, the Company, and Artemis Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly-owned direct subsidiary of Parent (the “Business Combination,” together with the other transactions related thereto, the “Proposed Transaction”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Each share of capital stock of the Company that is issued and outstanding immediately prior to the effective time of the Business Combination (except as specified in the Agreement) shall automatically be converted into and become the right to receive shares of Parent’s common stock and warrants to purchase shares of Parent’s common stock, as further described in, and subject to the terms of, the Agreement. It is estimated that, at the consummation of the Business Combination, holders of outstanding shares of the Company’s common stock as of immediately prior to such time will receive approximately 5.5 shares of Parent’s common stock as well as warrants to purchase additional shares of Parent’s common stock for each share of the Company’s common stock held prior to the consummation of the Business Combination.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Parent in presentations for certain of Parent’s stockholders and other persons regarding the Proposed Transaction.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the memorandum communicated to employees of the Company regarding the Proposed Transaction.

 The foregoing exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information and Where to Find It

The Parent intends to file with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Transaction, which will be mailed to its stockholders once definitive. This communication does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. The Parent’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, the Parent and the Proposed Transaction. When available, the proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of the Parent as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from the Parent’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in the Parent is contained in the Parent’s Registration Statement on Form S-1, as filed on September 21, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Transaction when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Parent in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement / prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Company’s industry and market sizes, future opportunities for Parent, the Company and the combined company, Parent’s and the Company’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Parent’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Parent’s securities; (ii) the risk that the transaction may not be completed by Parent’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Parent; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Agreement by the stockholders of Parent and the Company, the satisfaction of the minimum trust account amount following redemptions by Parent’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; (vi) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Proposed Transaction; (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance and business generally; (viii) risks that the Proposed Transaction disrupts current plans and operations of the Company; (ix) the outcome of any legal proceedings that may be instituted against the Company or Parent related to the Agreement or the Proposed Transaction; (x) the ability to maintain the listing of Parent’s securities on the NYSE American stock exchange (the “NYSE American”); (xi) the price of Parent’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates; (xiv) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so; (xv) the risk that the post-combination company may not achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the rollout and utilization of 5G technology will not provide the expected benefits; (xx) the risk that the Company is unable to secure or protect its intellectual property; and (xxi) the risk that the post-combination company’s securities will not be approved for listing on the NYSE American or if approved, maintain the listing.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Parent and the Company or the date of such information in the case of information from persons other than Parent or the Company, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding The Company’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 8.01 Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, dated March 8, 2021.

99.2	Investor Presentation.

99.3	Company Employee Memorandum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW BEGINNINGS ACQUISITION CORP.

Date: March 8, 2021	By:	/s/ Michael S. Liebowitz
		Name:	Michael S. Liebowitz
		Title:	Chief Executive Officer

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